SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    Form 11-K

(Mark One)

    / X /         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                                       OR

    /    /        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the transition period from  __________________  to  _______________________

Commission file number         33-14463

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

         ENSTAR NATURAL GAS COMPANY
         THRIFT INVESTMENT PLAN
         3000 Spenard Road
         Anchorage, Alaska  99503

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

         SEAGULL ENERGY CORPORATION
         1001 Fannin, Suite 1700
         Houston, Texas  77002-6714

                           ENSTAR NATURAL GAS COMPANY
                             THRIFT INVESTMENT PLAN

                           Annual Report on Form 11-K
                      for the year ended December 31, 1997

                                      Index

                       Financial Statements, Supplemental
                        Schedules, Signature and Exhibit

                                                                                  Page

Financial Statements:

     Independent Auditors' Report dated March 27, 1998..........................    2

     Statements of Net Assets Available for Plan Benefits as of

         December 31, 1997 and 1996.............................................    3

     Statements of Changes in Net Assets Available for Plan Benefits

         for the Years Ended December 31, 1997, 1996 and 1995...................    4

     Notes to Financial Statements..............................................  5-15

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes.................   16

     Item 27d - Schedule of Reportable Transactions.............................   17

Signature.......................................................................   18

Exhibit - Independent Auditors' Consent.........................................   20


Note: Plan financial statements have been prepared in accordance with item 4 under "Required Information" of Annual Report on Form 11-K.

                          Independent Auditors' Report

The Administrative Committee
ENSTAR Natural Gas Company
Thrift Investment Plan:

We have audited the accompanying statements of net assets available for Plan benefits of ENSTAR Natural Gas Company Thrift Investment Plan (Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for Plan benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1997 and 1996, and changes in net assets available for Plan benefits for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchorage, Alaska
March 27, 1998

                           ENSTAR NATURAL GAS COMPANY
                             THRIFT INVESTMENT PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1997 and 1996



                                                                                    1997                1996
                                                                               ----------------    ---------------
Assets:
     Investments:
        Common stock of Seagull Energy Corporation,
            15,814 shares in 1997 and 18,588 shares
            in 1996 (cost $268,018  in 1997 and
            $397,107 in 1996)                                                  $       326,167     $      408,930
        Mutual funds (cost $10,053,286 in 1997 and
            $8,082,110 in 1996)                                                     10,883,396          8,511,833
        Scudder Stable Value Fund                                                    8,687,468          8,479,487
        Scudder Stock Index Fund (cost $253,138)                                       260,159                  -
        Participant loans                                                              397,849            329,597
                                                                               ----------------    ---------------
                Total investments                                                   20,555,039         17,729,847
                                                                               ----------------    ---------------

     Contributions receivable:
        Employee                                                                        33,295             32,319
        Employer                                                                        12,218              7,824
                                                                               ----------------    ---------------
                Total receivables                                                       45,513             40,143
                                                                               ----------------    ---------------

                Total assets                                                        20,600,552         17,769,990
                                                                               ----------------    ---------------

Liabilities:
     Distributions payable                                                             263,000                  -
     Other                                                                                 358                  -
                                                                               ----------------    ---------------
                Total liabilities                                                      263,358                  -
                                                                               ----------------    ---------------

Net assets available for Plan benefits                                         $    20,337,194     $   17,769,990
                                                                               ================    ===============


See accompanying notes to financial statements.

                           ENSTAR NATURAL GAS COMPANY
                             THRIFT INVESTMENT PLAN

                       Statements of Changes in Net Assets
                           Available for Plan Benefits

                  Years ended December 31, 1997, 1996 and 1995



                                                                1997               1996               1995
                                                           ---------------    ----------------   ----------------
Contributions:
     Employee                                              $    1,166,978     $     1,129,565    $     1,029,193
     Employer                                                     301,790             246,604            233,052
                                                           ---------------    ----------------   ----------------
                Total contributions                             1,468,768           1,376,169          1,262,245
                                                           ---------------    ----------------   ----------------

Investment income:
     Interest income                                              570,557             509,904            466,031
     Dividend income                                              912,472             606,319            538,572
     Net appreciation in fair value
        of investments:
            Seagull Energy Corporation
                common stock                                       81,360              20,305             76,626
            Other investments                                     887,434             508,220          1,091,498
                                                           ---------------    ----------------   ----------------
                Total net investment income                     2,451,823           1,644,748          2,172,727
                                                           ---------------    ----------------   ----------------

Distributions:
     Employee withdrawals                                       1,353,387           1,025,236            822,267
                                                           ---------------    ----------------   ----------------

                Net increase in net assets
                   available for Plan benefits                  2,567,204           1,995,681          2,612,705

Net assets available for Plan benefits
     at beginning of year                                      17,769,990          15,774,309         13,161,604
                                                           ---------------    ----------------   ----------------

Net assets available for Plan benefits
     at end of year                                        $   20,337,194     $    17,769,990    $    15,774,309
                                                           ===============    ================   ================


See accompanying notes to financial statements.

                           ENSTAR NATURAL GAS COMPANY
                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 1997 and 1996

 (1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
       BASIS OF PRESENTATION

       The accompanying financial statements of the ENSTAR Natural Gas Company Thrift Investment Plan (Plan) have been prepared on the accrual basis.
       ENSTAR Natural Gas Company (Company) is a division of Seagull Energy Corporation (Seagull).

       Preparation of financial statements in accordance with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions affecting the reported amounts of net assets available for Plan benefits as of the statement date and changes in net assets available for Plan benefits for the period. Actual results may differ from those estimates and assumptions.

       INVESTMENT VALUATION
       Plan investments are valued as follows:

           Scudder Mutual Funds and Stock Index Fund - Scudder mutual funds and stock index fund are carried at fair market value as determined by Scudder, based upon quoted market prices.

           Franklin Balance Sheet Investment Fund - The Franklin Balance Sheet Investment Fund is carried at fair market value as determined by Franklin Templeton Group, based upon quoted market prices.

           Templeton Foreign I Fund - The Templeton Foreign I Fund is carried at fair market value as determined by Franklin Templeton Group, based on quoted market prices.

           Seagull Stock Fund - The common stock of Seagull is valued at fair market value determined by the closing price on the New York Stock Exchange.

           The Scudder Stable Value Fund, formerly named Scudder Managed Guaranteed Investment Contracts Trust - The Scudder Stable Value Fund is reported at contract value.

       Purchases and sales of securities are recorded on a trade date basis.

 (2)   PLAN DESCRIPTION
       The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

                                       5                             (Continued)

                           ENSTAR NATURAL GAS COMPANY
                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements

       GENERAL PROVISIONS OF THE PLAN
       Employees of the Company become eligible to participate in the Plan on the January 1 or July 1 coincident with or next following the later of the date the employee has completed one year of service during which the employee worked at least 1,000 hours for the Company or attained age eighteen. Eligible employees may not be part of collective bargaining units unless the applicable collective bargaining agreement provides for coverage under the Plan. Benefit payments are either a single lump-sum or periodic installments for a period specified under a commercial annuity contract. Participants may make up to two withdrawals a year, as provided by the Plan.

       CONTRIBUTIONS
       An active participant in the Plan may contribute from 1% to 12% of compensation as defined in the Plan, either as cash or deferred (pretax) or regular (after-tax) contributions; however, cash or deferred contributions for any participant could not exceed $9,500 in 1997, $9,500 in 1996 and $9,240 in 1995. The basic contribution consists of up to 4% of the participant's compensation as defined in the Plan. The Company matches 50% to 100% of the participant's basic contribution up to a maximum contribution of 3% of compensation as defined in the Plan. Participants are 100% vested in employer contributions. The Company may also make certain discretionary contributions to the Plan. Participants may elect to invest in various programs as described in note 3.

       OBLIGATION FOR BENEFITS
       While  it  is  the   intention  of  the  Company  to  continue  the  Plan
       indefinitely, the Company may terminate the Plan in its entirety at any time. Upon such termination, all benefits previously earned by the participants would be nonforfeitable.

       PARTICIPANT ACCOUNTS
       Separate accounts reflecting regular contributions, cash or deferred contributions and Company contributions are maintained for each participant. Each participant's account is credited with these contributions and allocations of earnings. In general, earnings are allocated each month based on each participant's account as a proportion of the total account for each investment program.

 (3)   INVESTMENTS
       INVESTMENT PROGRAMS

       Scudder Trust Company (Scudder) is the trustee and recordkeeper of the Plan. Plan participants were able to invest contributions in the following investment programs:

           MUTUAL FUNDS

                Scudder Global Fund - A mutual fund seeking long-term capital growth through investments in a variety of the world's stock markets.

                                       6                             (Continued)

                           ENSTAR NATURAL GAS COMPANY
                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements

                Scudder Large Company Value Fund (formerly named Scudder Capital Growth Fund) - A mutual fund seeking long-term capital growth. Investments are generally in all sectors of the market including those involved in electronics, business equipment, energy, financial services, telecommunications and utilities.

                Scudder Income Fund - A mutual fund which invests primarily in high grade income producing securities such as corporate bonds, convertible bonds and government securities.

                Scudder Growth and Income Fund - A mutual fund seeking long-term capital growth, current income and growth of income. Investments are primarily in common stock and convertible securities, which include both common stocks and debt securities.

                Scudder Development Fund - A mutual fund seeking long-term capital growth through a portfolio of equity securities of small, emerging, or developing companies. To help reduce risk, the fund diversifies its investment amounts in different industries. This fund was closed for investments on December 31, 1997.

                Scudder Managed Retirement Trust - Balanced - A trust comprised of Scudder no-load mutual funds. This fund was closed for investments on March 21, 1997.

                Scudder Pathway Series - Balanced - A mutual fund which invests primarily in Scudder stock, bond, and stable value mutual funds.

                Templeton Foreign I Fund - A mutual fund seeking long-term capital growth with international diversification and risk through investments in foreign equity securities.

                Franklin Balance Sheet Investment Fund - A mutual fund seeking high total return of which appreciation and income are components. Investments are primarily common stocks of emerging U.S. growth companies that may benefit from rapidly changing industrial and economic trends.

           OTHER

                Seagull Stock Fund - A fund invested in shares of Seagull common stock.

                Scudder Stable Value Fund (formerly named Scudder Managed Guaranteed Investment Contract Trust) - A fund comprised of several investment contracts maturing through 2003 with a weighted average maturity of 2.4 years. The average yield during 1997, 1996 and 1995 was approximately 6.7%, 6.2% and 6.4%, respectively.

                                       7                             (Continued)

                           ENSTAR NATURAL GAS COMPANY
                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements

                Scudder Stock Index Fund - A bank-maintained collective investment trust (group trust) by Scudder Trust Company. The fund seeks to invest directly in common stocks and/or mutual funds or group trusts that purchase all 500 issues in the Standard & Poor 500 Stock Index in their appropriate weightings.

       Employees may elect to invest in more than one fund. The following table summarizes the number of employees participating in each fund at December 31, 1997, 1996 and 1995:

                                                                     1997      1996      1995
                                                                     ----      ----      ----
                Scudder Global Fund                                    90        84        70
                Scudder Large Company Value Fund                      102        98        89
                Scudder Income Fund                                    70        65        62
                Scudder Growth and Income Fund                        115       107        99
                Scudder Development Fund                                -        75        57
                Scudder Managed Retirement Trust - Balanced             -        40        40
                Seagull Stock Fund                                     40        35        40
                Scudder Pathway Series - Balanced                      41         -         -
                Franklin Balance Sheet Investment Fund                 33         -         -
                Templeton Foreign Fund I                               20         -         -
                Scudder Stable Value Fund                             151       146       143
                Scudder Stock Index Fund                               18         -         -


 (4)   TRANSACTIONS WITH PLAN SPONSOR

       In addition to contributions, the Company paid all administrative expenses of the Plan in 1997, 1996 and 1995.

 (5)   FEDERAL INCOME TAXES

       The Plan is qualified  under Section 401(a) of the Internal  Revenue Code
       (Code), and the Trust is exempt from federal income taxes under the provisions of Section 501(a) of the Code and pursuant to a tax determination letter obtained from the Internal Revenue Service (IRS). The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Because the Plan is a qualified plan under Section 401(a) of the Code, an employee participating in the Plan is not subject to federal income taxes on his cash or deferred contributions, his share of Company matching or discretionary contributions to the Plan or his share of income earned by the Plan, until it is withdrawn or distributed.

                                       8                             (Continued)

                           ENSTAR NATURAL GAS COMPANY
                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements

 (6)   UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

       Gross unrealized appreciation (depreciation) consists of the following at December 31:

                                                                   1997         1996         1995
                                                                ----------   ----------   ----------
                 Mutual Funds:
                    Gross unrealized appreciation               $  883,696   $  494,628   $  953,771
                    Gross unrealized depreciation                  (53,575)     (64,905)           -
                 Seagull Stock -
                    Gross unrealized appreciation                   58,138       11,823       78,968
                 Scudder Stock Index Fund -
                    Gross unrealized appreciation                    7,021            -            -


 (7)   NET REALIZED GAINS (LOSSES)

       Net realized gains (losses) consisted of the following for the years ended December 31:

                                                              Aggregate         Aggregate
                                                            proceeds from        cost of        Net realized
                                                             shares sold       shares sold     gains (losses)
                                                           ----------------   --------------  -----------------
        1997:
            Scudder Global Fund                            $       230,709    $     229,538   $          1,171
            Scudder Large Company Value Fund                       569,579          562,362              7,217
            Scudder Income Fund                                    113,979          112,473              1,506
            Scudder Growth and Income Fund                         663,385          645,029             18,356
            Scudder Development Fund                             1,986,072        1,967,113             18,959
            Scudder Managed Retirement
                Trust - Balanced                                   844,843          834,092             10,751
            Scudder Pathway Series -
                Balanced                                           105,895          104,365              1,530
            Franklin Balance Sheet Investment Fund                   1,787            1,840                (53)
            Templeton Foreign I Fund                                38,431           43,146             (4,715)
            Seagull Stock Fund                                     499,789          476,567             23,222
            Scudder Stock Index Fund                                98,952          103,382             (4,430)
                                                           ----------------   --------------  -----------------

                       Total 1997                          $     5,153,421    $   5,079,907   $         73,514
                                                           ================   ==============  =================

                                       9                             (Continued)

                           ENSTAR NATURAL GAS COMPANY
                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements


                                                               Aggregate         Aggregate
                                                             proceeds from        cost of         Net realized
                                                              shares sold       shares sold      gains (losses)
                                                             --------------    --------------   ----------------
        1996:
           Scudder Global Fund                               $     258,882     $     250,090    $         8,792
           Scudder Capital Growth Fund                             179,576           164,345             15,231
           Scudder Income Fund                                     248,734           253,700             (4,966)
           Scudder Growth and Income Fund                          476,161           435,279             40,882
           Scudder Development Fund                                289,512           284,249              5,263
           Scudder Managed Retirement
                 Trust - Balanced                                  154,865           141,570             13,295
           Seagull Stock Fund                                      276,191           267,709              8,482
                                                             --------------    --------------   ----------------

                        Total 1996                           $   1,883,921     $   1,796,942    $        86,979
                                                             ==============    ==============   ================

        1995:
           Scudder Global Fund                               $     520,163     $     478,213    $        41,950
           Scudder Capital Growth Fund                             356,197           315,545             40,652
           Scudder Income Fund                                      38,536            36,016              2,520
           Scudder Growth and Income Fund                          267,589           241,137             26,452
           Scudder Development Fund                                199,241           176,550             22,691
           Scudder Managed Retirement
                 Trust - Balanced                                   56,017            52,554              3,463
           Seagull Stock Fund                                       49,819            52,161             (2,342)
                                                             --------------    --------------   ----------------

                        Total 1995                           $   1,487,562     $   1,352,176    $       135,386
                                                             ==============    ==============   ================


       For purposes of calculating realized gains and losses, cost of stock sold is determined based upon revalued cost. Revalued cost is the market value of the investment as of the beginning of the Plan year.

 (8)   PARTICIPANT LOANS

       Participants may borrow a minimum of $1,000 and a maximum of the lesser of 50% of the balance in the participant's cash or deferred account or $50,000. Loans bear interest at the prime rate published by the Wall Street Journal on the date the loan documents are executed plus 2%. Loans are repaid through payroll deductions for up to five years by monthly installments of principal and interest.

                                       10                            (Continued)

                           ENSTAR NATURAL GAS COMPANY

                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements



(9)    PARTICIPANT DIRECTED INVESTMENT PROGRAMS

       The Plan provides for participant directed investment of their contributions. The following identifies amounts relating to participant directed programs for net assets available for Plan benefits at December 31, 1997 and 1996 and changes in net assets available for Plan benefits for the years ended December 31, 1997, 1996 and 1995:


                                                                                 Scudder
                                                       Scudder                   Growth      Scudder
                                          Scudder    Large Value    Scudder       and        Pathway
    Allocation of Plan Assets             Global       Company      Income       Income      Series -
      to Investment Programs               Fund          Fund        Fund         Fund       Balanced
                                        -----------   ----------  -----------   ---------   ----------
December 31, 1997:
   Assets:
    Investments:
      Common stock of Seagull Energy
       Corporation, 15,814 shares
       (cost $268,018)                  $         -            -            -           -            -
      Mutual funds(cost $10,053,286)      1,308,127    2,608,390    1,575,873   3,271,955      920,597
      Scudder Stable Value Fund                   -            -            -           -            -
      Scudder Stock Index Fund                    -            -            -           -            -
      Participant loans                      40,898       43,554       19,706      56,579       12,897

    Contributions receivable:
      Employee                                3,485        3,717        2,232       4,521        1,834
      Employer                                1,211        1,349          757       1,586          742
                                        -----------   ----------  -----------   ---------   ----------
                                              4,696        5,066        2,989       6,107        2,576
                                        -----------   ----------  -----------   ---------   ----------

    Distributions payable                         -            -            -           -            -
    Other                                         -            -            -           -            -

         Net assets available
             for Plan benefits          $ 1,353,721    2,657,010    1,598,568   3,334,641      936,070
                                        ===========   ==========  ===========   =========   ==========



                                       11                            (Continued)

                           ENSTAR NATURAL GAS COMPANY

                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements



                                                                           Franklin
                                                  Scudder                   Balance                    Scudder
                                                   Stock     Seagull         Sheet       Templeton     Stable
    Allocation of Plan Assets                      Index      Stock       Investment      Foreign       Value
      to Investment Programs                       Fund       Fund           Fund          Fund         Fund             Total
                                                ----------  ---------     ----------     ---------   ----------       -----------
December 31, 1997:
   Assets:
    Investments:
      Common stock of Seagull Energy
       Corporation, 15,814 shares
       (cost $268,018)                          $        -    326,167              -             -            -       $   326,167
      Mutual funds (cost $10,053,286)                    -          -      1,030,991       167,463            -        10,883,396
      Scudder Stable Value Fund                          -          -              -             -    8,687,468         8,687,468
      Scudder Stock Index Fund                     260,159          -              -             -            -           260,159
      Participant loans                             11,146     14,560         38,058        10,441      150,010           397,849

    Contributions receivable:
      Employee                                         738        938          2,585           939       12,306            33,295
      Employer                                         298        335            888           310        4,742            12,218
                                                ----------  ---------     ----------     ---------   ----------       -----------
                                                     1,036      1,273          3,473         1,249       17,048            45,513
                                                ----------  ---------     ----------     ---------   ----------       -----------

    Distributions payable                                -          -              -             -     (263,000)         (263,000)
    Other                                                -       (358)             -             -            -              (358)

         Net assets available
             for Plan benefits                  $  272,341    341,642      1,072,522       179,153    8,591,526       $20,337,194
                                                ==========  =========     ==========     =========   ==========       ===========

                                                                     (Continued)

                           ENSTAR NATURAL GAS COMPANY

                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements


                                                                                  Scudder
                                                        Scudder                    Growth
                                            Scudder     Capital      Scudder        and        Scudder
       Allocation of Plan Assets            Global       Growth       Income       Income     Development
        to Investment Programs               Fund         Fund         Fund         Fund         Fund
                                          -----------  -----------  -----------  -----------  -----------
December 31, 1996:
    Assets:
       Investments:
         Common stock of Seagull Energy
            Corporation, 18,588 shares
            (cost $397,107)               $        -            -            -            -            -
         Mutual funds (cost $8,082,110)    1,021,202    1,902,184    1,328,700    2,395,021    1,045,678
         Scudder Stable Value Fund                 -            -            -            -            -
         Participant loans                    47,622       38,996       22,432       42,794       33,022

         Contributions receivable:
            Employee                           3,881        3,777        2,299        4,415        2,125
            Employer                             856          978          599        1,026          473
                                          -----------  -----------  -----------  -----------  -----------
                                               4,737        4,755        2,898        5,441        2,598
                                          -----------  -----------  -----------  -----------  -----------

                 Net assets available
                     for Plan benefits    $1,073,561    1,945,935    1,354,030    2,443,256    1,081,298
                                          ===========  ===========  ===========  ===========  ===========




                                       12                            (Continued)

                           ENSTAR NATURAL GAS COMPANY

                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements


                                           Scudder
                                           Managed                 Scudder
                                          Retirement   Seagull      Stable
       Allocation of Plan Assets            Trust-      Stock       Value
        to Investment Programs             Balanced      Fund        Fund          Total
                                          ----------   --------   ----------    -----------
December 31, 1996:
    Assets:
       Investments:
         Common stock of Seagull Energy
            Corporation, 18,588 shares
            (cost $397,107)               $        -    408,930            -    $   408,930
         Mutual funds (cost $8,082,110)      819,048          -            -      8,511,833
         Scudder Stable Value Fund                 -          -    8,479,487      8,479,487
         Participant loans                    11,895      6,612      126,224        329,597

         Contributions receivable:
            Employee                           2,203        782       12,837         32,319
            Employer                             557        215        3,120          7,824
                                          ----------   --------   ----------    -----------
                                               2,760        997       15,957         40,143
                                          ----------   --------   ----------    -----------

                 Net assets available
                     for Plan benefits    $  833,703    416,539    8,621,668    $17,769,990
                                          ==========   ========   ==========    ===========

                                                                     (Continued)

                           ENSTAR NATURAL GAS COMPANY

                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements




                                                        Scudder               Scudder
                                                         Large                Growth                     Scudder
    Allocation by Investment                 Scudder    Company   Scudder      and          Scudder      Pathway      Seagull
   Program of Changes in Net                  Global     Value     Income     Income      Development    Series-       Stock
Assets Available for Plan Benefits             Fund*     Fund*     Fund*      Fund*          Fund        Balanced       Fund
                                            ---------- ---------- ----------  ---------  ----------   -----------    --------
Year ended December 31, 1997:
   Contributions:
      Employee                              $  135,057    146,795     77,022    155,086      84,981        43,014      27,719
      Employer                                  32,399     36,680     20,326     40,163      19,591        13,176       7,526
                                            ---------- ---------- ----------  ---------  ----------   -----------    --------
               Total contributions             167,456    183,475     97,348    195,249     104,572        56,190      35,245
                                            ---------- ---------- ----------  ---------  ----------   -----------    --------

   Investment income:
      Interest income                           5,677      5,201      2,056       5,617       2,497         1,103         870
      Dividend income                         211,308    186,292     84,747     301,253      62,794        40,293           -
      Net appreciation (depreciation)
        in fair value of investments:
          Seagull Energy Corporation
             common stock                                                                                              81,360
          Other investments                   (22,155)   415,251     33,274     406,710      18,959        57,057           -
                                            ---------- ---------- ----------  ---------  ----------   -----------    --------
               Total net investment
                   income                     194,830    606,744    120,077     713,580      84,250        98,453      82,230
                                            ---------- ---------- ----------  ---------  ----------   -----------    --------

   Distributions:
      Employee withdrawals                     20,557    179,595     85,866     150,002     159,558        25,423      10,891
                                            ---------- ---------- ----------  ---------  ----------   -----------    --------
               Excess of contributions
                   and investment income
                   over distributions         341,729    610,624    131,559     758,827      29,264       129,220     106,584

   Net transfers among funds                  (61,569)   100,451    112,979     132,558  (1,110,562)      806,850    (181,481)
                                            ---------- ---------- ----------  ---------  ----------   -----------    --------
               Net increase (decrease)
                   in net assets available
                   for Plan benefits          280,160    711,075    244,538     891,385  (1,081,298)      936,070     (74,897)

   Net assets available for Plan benefits
      at beginning of year                  1,073,561  1,945,935  1,354,030   2,443,256   1,081,298             -     416,539
                                            ---------- ---------- ----------  ---------  ----------   -----------    --------

   Net assets available for Plan benefits
      at end of year                       $1,353,721  2,657,010  1,598,568   3,334,641           -       936,070      341,642
                                           ==========  =========  =========   =========  ==========   ===========    =========


*Investments in this Fund exceed 5% of net assets available for Plan benefits at December 31, 1997.



                                       13                            (Continued)

                           ENSTAR NATURAL GAS COMPANY

                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements





                                                        Scudder     Franklin
                                            Scudder     Managed      Balance                  Scudder
    Allocation by Investment                Stable     Retirement     Sheet       Templeton    Stock
   Program of Changes in Net                 Value       Trust-     Investment     Foreign     Index    Loan
Assets Available for Plan Benefits           Fund*      Balanced      Fund*        I Fund      Fund     Fund       Total
                                          ----------    ---------   ---------     ---------  -------- --------  -----------
Year ended December 31, 1997:
   Contributions:
      Employee                            $  470,041        8,980       9,269         3,458     5,556        -  $ 1,166,978
      Employer                               124,789        2,269       2,508         1,018     1,345        -      301,790
                                          ----------    ---------   ---------     ---------  -------- --------  -----------
               Total contributions           594,830       11,249      11,777         4,476     6,901        -    1,468,768
                                          ----------    ---------   ---------     ---------  -------- --------  -----------

   Investment income:
      Interest income                        546,519          260         453           104       200        -      570,557
      Dividend income                              -            -      18,339         7,446         -        -      912,472
      Net appreciation (depreciation)
        in fair value of investments:
          Seagull Energy Corporation
             common stock                                                                                    -       81,360
          Other investments                        -       10,767     (21,353)      (13,667)    2,591        -      887,434
                                          ----------    ---------   ---------     ---------  -------- --------  -----------
               Total net investment
                   income                    546,519       11,027      (2,561)       (6,117)    2,791        -    2,451,823
                                          ----------    ---------   ---------     ---------  -------- --------  -----------

   Distributions:
      Employee withdrawals                   649,343       59,128       1,787           350         -   10,887    1,353,387
                                          ----------    ---------   ---------     ---------  -------- --------  -----------
               Excess of contributions
                   and investment income
                   over distributions        492,006      (36,852)      7,429        (1,991)    9,692  (10,887)   2,567,204

   Net transfers among funds                (522,148)    (796,851)  1,065,093       181,144   262,649   10,887            -
                                          ----------    ---------   ---------     ---------  -------- --------  -----------
               Net increase (decrease)
                   in net assets available
                   for Plan benefits         (30,142)    (833,703)  1,072,522       179,153   272,341        -    2,567,204

   Net assets available for Plan benefits
      at beginning of year                 8,621,668      833,703           -             -         -        -   17,769,990
                                          ----------    ---------   ---------     ---------  -------- --------  -----------

   Net assets available for Plan benefits
      at end of year                      $8,591,526            -   1,072,522       179,153   272,341        -  $20,337,194
                                          ==========    =========   =========     =========  ======== ========  ===========


*Investments in this Fund exceed 5% of net assets available for Plan benefits at December 31, 1997.


                                                                     (Continued)

                           ENSTAR NATURAL GAS COMPANY

                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements


                                                                                         Scudder
                                                               Scudder                    Growth
           Allocation by Investment               Scudder      Capital      Scudder        and         Scudder
          Program of Changes in Net                Global       Growth       Income       Income     Development
      Assets Available for Plan Benefits           Fund*        Fund*        Fund*        Fund*         Fund*
                                                 -----------  -----------  -----------  ----------- --------------
Year ended December 31, 1996:
    Contributions:
       Employee                                  $  117,774      141,401       80,596      136,278         93,224
       Employer                                      23,469       29,691       18,742       29,346         18,397
                                                 -----------  -----------  -----------  ----------- --------------
                 Total contributions                141,243      171,092       99,338      165,624        111,621
                                                 -----------  -----------  -----------  ----------- --------------

    Investment income:
       Interest income                                3,997        3,924        2,380        4,324          2,087
       Dividend income                               60,677      202,922       91,501      143,132        108,087
       Net appreciation (depreciation) in
         fair value of investments:
            Seagull Energy Corporation
               common stock                               -            -            -            -              -
            Other investments                        55,437      108,537      (44,801)     310,021        (19,808)
                                                 -----------  -----------  -----------  ----------- --------------
                 Total net investment
                     income                         120,111      315,383       49,080      457,477         90,366
                                                 -----------  -----------  -----------  ----------- --------------

    Distributions:
       Employee withdrawals                          53,925       55,693      170,573      213,037         45,150
                                                 -----------  -----------  -----------  ----------- --------------
                 Excess of contributions
                     and investment income
                     over distributions             207,429      430,782      (22,155)     410,064        156,837

    Net transfers among funds                         3,584      (82,240)     (29,233)    (121,089)       (27,178)
                                                 -----------  -----------  -----------  ----------- --------------
                 Net increase (decrease)
                     in net assets available
                     for Plan benefits              211,013      348,542      (51,388)     288,975        129,659

    Net assets available for Plan benefits
       at beginning of year                         862,548    1,597,393    1,405,418    2,154,281        951,639
                                                 -----------  -----------  -----------  ----------- --------------

    Net assets available for Plan benefits
       at end of year                            $1,073,561    1,945,935    1,354,030    2,443,256      1,081,298
                                                 ===========  ===========  ===========  =========== ==============


*Investments in this Fund exceed 5% of net assets available for Plan benefits at December 31, 1996.



                                       14                            (Continued)

                           ENSTAR NATURAL GAS COMPANY

                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements



                                                  Scudder
                                                  Managed                   Scudder
           Allocation by Investment               Retirement    Seagull      Stable
          Program of Changes in Net                Trust-        Stock      Value
      Assets Available for Plan Benefits          Balanced       Fund        Fund*         Total
                                                 -----------  ----------  -----------  -------------
Year ended December 31, 1996:
    Contributions:
       Employee                                  $   53,692      28,493      478,107   $  1,129,565
       Employer                                      12,594       6,813      107,552        246,604
                                                 -----------  ----------  -----------  -------------
                 Total contributions                 66,286      35,306      585,659      1,376,169
                                                 -----------  ----------  -----------  -------------

    Investment income:
       Interest income                                  981         448      491,763        509,904
       Dividend income                                    -           -            -        606,319
       Net appreciation (depreciation) in
         fair value of investments:
            Seagull Energy Corporation
               common stock                               -      20,305            -         20,305
            Other investments                        98,834           -            -        508,220
                                                 -----------  ----------  -----------  -------------
                 Total net investment
                     income                          99,815      20,753      491,763      1,644,748
                                                 -----------  ----------  -----------  -------------

    Distributions:
       Employee withdrawals                         121,767      10,048      355,043      1,025,236
                                                 -----------  ----------  -----------  -------------
                 Excess of contributions
                     and investment income
                     over distributions              44,334      46,011      722,379      1,995,681

    Net transfers among funds                        64,080    (153,711)     345,787              -
                                                 -----------  ----------  -----------  -------------
                 Net increase (decrease)
                     in net assets available
                     for Plan benefits              108,414    (107,700)   1,068,166      1,995,681

    Net assets available for Plan benefits
       at beginning of year                         725,289     524,239    7,553,502     15,774,309
                                                 -----------  ----------  -----------  -------------

    Net assets available for Plan benefits
       at end of year                            $  833,703     416,539    8,621,668   $ 17,769,990
                                                 ===========  ==========  ===========  =============

*Investments in this Fund exceed 5% of net assets available for Plan benefits at December 31, 1996.

                                                                     (Continued)

                           ENSTAR NATURAL GAS COMPANY

                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements




                                                                                               Scudder
                                                                    Scudder                    Growth
             Allocation by Investment                  Scudder      Capital      Scudder         and       Scudder
            Program of Changes in Net                   Global       Growth       Income       Income    Development
        Assets Available for Plan Benefits              Fund*        Fund*        Fund*         Fund*       Fund*
                                                     -----------  -----------  -----------  ------------ -----------


Year ended December 31, 1995:
    Contributions:
       Employee                                      $  102,559      119,973       71,767       117,698      59,454
       Employer                                          20,544       25,982       17,764        26,411      12,030
                                                     -----------  -----------  -----------  ------------ -----------
                 Total contributions                    123,103      145,955       89,531       144,109      71,484
                                                     -----------  -----------  -----------  ------------ -----------

    Investment income:
       Interest income                                    2,228        3,891        1,903         3,682       1,568
       Dividend income                                   34,976      229,208       89,715       103,083      81,590
       Net appreciation in fair value
         of investments:
            Seagull Energy Corporation
               common stock                                   -            -            -             -           -
            Other investments                           137,141      138,456      116,355       386,250     184,368
                                                     -----------  -----------  -----------  ------------ -----------
                 Total net investment
                     income                             174,345      371,555      207,973       493,015     267,526
                                                     -----------  -----------  -----------  ------------ -----------

    Distributions:
       Employee withdrawals                             231,031      198,547        2,078       133,867      35,508
                                                     -----------  -----------  -----------  ------------ -----------
                 Excess of contributions
                     and investment income
                     over distributions                  66,417      318,963      295,426       503,257     303,502

    Net transfers among funds                          (146,226)      42,260       32,475        74,101      72,323
                                                     -----------  -----------  -----------  ------------ -----------
                 Net increase (decrease)
                     in net assets available
                     for Plan benefits                  (79,809)     361,223      327,901       577,358     375,825

    Net assets available for Plan benefits
       at beginning of year                             942,357    1,236,170    1,077,517     1,576,923     575,814
                                                     -----------  -----------  -----------  ------------ -----------

    Net assets available for Plan benefits
       at end of year                                $  862,548    1,597,393    1,405,418     2,154,281     951,639
                                                     ===========  ===========  ===========  ============ ===========


*Investments in this Fund exceed 5% of net assets available for Plan benefits at December 31, 1995.



                                       15                            (Continued)

                           ENSTAR NATURAL GAS COMPANY

                             THRIFT INVESTMENT PLAN

                          Notes to Financial Statements




                                                                              Scudder
                                                      Scudder                 Managed
                                                      Managed                Guaranteed
             Allocation by Investment                Retirement   Seagull    Investment
            Program of Changes in Net                  Trust-      Stock     Contracts
        Assets Available for Plan Benefits            Balanced      Fund       Trust*        Total
                                                     -----------  ---------  -----------  ------------
Year ended December 31, 1995:
    Contributions:
       Employee                                      $   52,488     29,455      475,799   $ 1,029,193
       Employer                                          12,715      6,953      110,653       233,052
                                                     -----------  ---------  -----------  ------------
                 Total contributions                     65,203     36,408      586,452     1,262,245
                                                     -----------  ---------  -----------  ------------

    Investment income:
       Interest income                                      407        282      452,070       466,031
       Dividend income                                        -          -            -       538,572
       Net appreciation in fair value
         of investments:
            Seagull Energy Corporation
               common stock                                   -     76,626            -        76,626
            Other investments                           128,928          -            -     1,091,498
                                                     -----------  ---------  -----------  ------------
                 Total net investment
                     income                             129,335     76,908      452,070     2,172,727
                                                     -----------  ---------  -----------  ------------

    Distributions:
       Employee withdrawals                               1,986      4,719      214,531       822,267
                                                     -----------  ---------  -----------  ------------
                 Excess of contributions
                     and investment income
                     over distributions                 192,552    108,597      823,991     2,612,705

    Net transfers among funds                           (36,965)   (11,583)     (26,385)            -
                                                     -----------  ---------  -----------  ------------
                 Net increase (decrease)
                     in net assets available
                     for Plan benefits                  155,587     97,014      797,606     2,612,705

    Net assets available for Plan benefits
       at beginning of year                             569,702    427,225    6,755,896    13,161,604
                                                     -----------  ---------  -----------  ------------

    Net assets available for Plan benefits
       at end of year                                $  725,289    524,239    7,553,502   $15,774,309
                                                     ===========  =========  ===========  ============

*Investments in this Fund exceed 5% of net assets available for Plan benefits at December 31, 1995.


                                                                     (Continued)

                                                                     Schedule I

                           ENSTAR NATURAL GAS COMPANY
                             THRIFT INVESTMENT PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997



                                                                                                             Carrying
                                                                            Number of                         amount
                            Description                                   shares/terms        Cost         (market value)
                                                                          ------------    --------------   --------------
Investments:
    Common stock - Seagull Energy
        Corporation Stock Fund*                                                15,814     $     268,018          326,167
                                                                                          --------------   --------------

    Mutual funds:
        Scudder Global Fund*                                                   46,256         1,331,454        1,308,129
        Scudder Large Company Value Fund*                                      96,003         2,200,357        2,608,391
        Scudder Income Fund*                                                  116,991         1,544,106        1,575,874
        Scudder Growth and Income Fund*                                       119,720         2,883,601        3,271,955
        Scudder Pathway Series-Balanced*                                       71,309           865,072          920,599
        Templeton Foreign I Fund                                               16,830           176,414          167,463
        Franklin Balance Sheet Investment Fund                                 30,739         1,052,282        1,030,985
                                                                                          --------------   --------------
                 Total mutual funds                                                          10,053,286       10,883,396
                                                                                          --------------   --------------

    Scudder Stable Value Fund*                                              8,687,468         8,687,468        8,687,468
    Scudder Stock Index Fund*                                                   9,851           253,138          260,159
    Participant loans                                                         various           397,849          397,849
                                                                                          --------------   --------------

                 Investments at December 31, 1997                                         $  19,659,759       20,555,039
                                                                                          ==============   ==============

* Party-in-interest

                                                                    Schedule II

                           ENSTAR NATURAL GAS COMPANY
                             THRIFT INVESTMENT PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1997



                                                                                                 Current value
                                                                                                  of asset on       Net
                                                      Purchase         Selling       Cost of       transaction    realized
                  Description                          price            price         asset           date          gain
                                                    ------------     -----------   ----------     ------------    --------
Scudder Large Company Value Fund                    $    860,535              -             -              -             -
Scudder Large Company Value Fund                               -        569,579       562,362        569,579         7,217
Scudder Growth and Income Fund                         1,133,609              -             -              -             -
Scudder Growth and Income Fund                                 -        663,385       645,029        663,385        18,356
Scudder Development Fund                                 792,066              -             -              -             -
Scudder Development Fund                                       -      1,986,072     1,967,113      1,856,703        18,959
Scudder Pathway Series-Balanced                          969,437              -             -              -             -
Scudder Pathway Series-Balanced                                -        105,895       104,365        105,895         1,530
Franklin Balance Sheet Investment Fund                 1,054,124              -             -              -             -
Franklin Balance Sheet Investment Fund                         -          1,787         1,840          1,787           (53)


                                    SIGNATURE

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the ENSTAR Natural Gas Company Thrift Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                      ENSTAR Natural Gas Company
                                                      Thrift Investment Plan

                                                      /s/ Richard F. Barnes

       Date:  June 23, 1998                           By:
                                                      Richard F. Barnes,
                                                      Chairman
                                                      Administrative Committee

                                  Exhibit Index

Independent Auditors' Consent......................................    Exhibit I